UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

☐  Form 10-K     ☒  Form 20-F     ☐  Form 11-K     ☐  Form 10-Q     ☐  Form N-SAR     ☐  Form N-CSR

FOR PERIOD ENDED:   March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Valcent Products Inc.
Full Name of Registrant

_____________________________
Former Name if Applicable

789 West Pender Street, Suite 1010
Address of Principal Executive Office (Street and Number)

Vancouver, B.C., Canada V6C 1H2
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

In preparation of the Company’s financial statements the Company had to address complex accounting issues relating to the Company’s restructuring initiatives, debt settlements, and convertible notes that required a greater than expected amount of time.  Moreover, because the Company is short-staffed and has limited financial resources it could not compile its financial information and corresponding disclosure contained in its annual report for the period ended March 31, 2009 in a timely manner in order to allow management to complete a review of the financial statements and corresponding disclosure by the filing deadline.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Theresa M. Mehringer, Esq.	(303)	796-2626
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).       ☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ☒ Yes  ☐ No    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VALCENT PRODUCTS, INC.

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2009	By:	/s/ George Orr
George Orr, Chief Financial Officer and Director

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO
FORM 12b-25
NOTIFICATION OF LATE FILING

During the year ended March 31, 2009, the Company terminated further development of its Nova Skincare System and Dust Wolf products to focus its efforts on its Vertigro and Verticrop technologies.

For the year ended March 31, 2009, the Company expects to report that in accordance with Canadian Generally Accepted Accounting Principles and in Canadian Dollars that it will have incurred a net loss of $17,855,490 for the year ended March 31, 2009 (2008 - $12,310,746) and as at March 31, 2009, the Company had accumulated deficit of $44,730,941 (2008 - $26,875,451) and a working capital deficiency of $2,101,443 (2008 - $5,094,440).

The increase in our loss from operations in large part resulted from the approximately $4,150,000 increase in the Company’s product development expenses, an increase of approximately $700,000 on the expense incurred for interest, accretion, and financing costs, and an expense of approximately $885,000 for the loss incurred to settle debts.  Of note, the increased product development expenses incurred in the fiscal year ended March 31, 2009 were primarily caused by increased activities and expenditures related to: a) an increase in research and development costs related to our High Density Vegetable-growing technology (“HDVG”); b) new development initiatives; and c) costs related to the Tomorrow GardenTM and UK based HDVG System development initiatives.  The Company also sustained a large foreign currency loss of approximately $2,028,000 during the year ended March 31, 2009 (2008 – gain of $611,133).  These increased costs were offset by reductions of approximately $1,506,000 in advertising and media development, as the Company curtailed spending on the Nova Skin care system, and approximately $730,000 in stock based compensation.

In conjunction with certain restructuring initiatives, effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes.  An aggregate of US$10,806,780 representing these balances was settled in exchange for 29,516,951 post consolidated common shares issued on May 11, 2009.  Included in these shares are 24,232,816 post consolidated common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, and a further 2,634,135 post consolidated common shares are subject to pooling restrictions until January 1, 2010.

On June 22, 2009, the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1), which became effective July 16, 2009.

As previously disclosed, the Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and/or the Company’s ability to obtain further financing. Management is considering various sources of additional capital, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.